Exhibit 99.2

NEWS RELEASE

Attention: Financial Editors	Stock Symbol: PGF.UN, TSX; PGH, NYSE

PENGROWTH ENERGY TRUST ANNOUNCES A CHANGE IN THE U.S. EX-
DISTRIBUTION DATE FOR THE DECEMBER 15, 2002 DISTRIBUTION

(Calgary, November 25, 2002) /CNW/ — Pengrowth Corporation (“Pengrowth”), administrator of Pengrowth Energy Trust announced today that due to the Thanksgiving holiday in the United States which falls on Thursday, November 28, 2002, the ex-distribution date for trading on the New York Stock Exchange has been changed to Wednesday, November 27, 2002.

The ex-distribution date for trading on the Toronto Stock Exchange remains unchanged at Thursday, November 28, 2002. The record dates for trading on both exchanges remains unchanged at December 2, 2002.

PENGROWTH CORPORATION
James S. Kinnear, President

For further information about Pengrowth, please visit our website www.pengrowth.com or contact:

Dan Belot, Manager, Investor Relations, Calgary E-mail: pengrowth@pengrowth.com
Telephone: (403) 213-8650 Toll Free: 1-800-223-4122 Facsimile: (403) 294-0051

Sally Elliott, Investor Relations, Toronto E-mail: sallye@pengrowth.com
Telephone: (416) 362-1748 Toll Free: 1-888-744-1111 Facsimile: (416) 362-8191